April 25, 2025

Moore Xin Jin
Director and Chief Executive Officer
Antalpha Platform Holding Company
Suntec Tower 2, 9 Temasek Boulevard
#13-01/02/03, Singapore, 038989

        Re: Antalpha Platform Holding Company
            Registration Statement on Form F-1
            Filed April 18, 2025
            File No. 333-286629
Dear Moore Xin Jin:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 14, 2025 letter.

Registration Statement on Form F-1
Summary Combined and Consolidated Financial Data, page 17

1.     Please revise your per share data to reflect the following:
           Revise the income and loss per share information to reflect your April 18, 2025 reverse stock split.
           Revise your 2024 basic and diluted weighted average common shares outstanding to properly reflect the post-split diluted shares of 19,425,638 as presented on page
           F-4.
Enforceability of Civil Liabilities, page 88

2. We note your added disclosure on pages 76 and 88 in response to prior comment 3, which states in part, "For example, Mr. Paul Guanning Liang, our director and chief financial officer, and Mr. Yang Wang, our director, reside in Hong Kong" (emphasis
 April 25, 2025
Page 2

       added). Please supplementally confirm whether you have identified all of your directors and executive officers that are located in China or Hong Kong and, if not, revise your disclosure to identify the relevant individuals and discuss, both in the enforceability of civil liabilities section and the related risk factor, the difficulty of bringing actions against them and enforcing judgments against them. Notes to Combined and Consolidated Financial Statements
Note 6. Crypto assets held, page F-23

3. We note your response to prior comment 6 and your revised disclosures on page F-
       24. Please also revise related disclosures on pages 107, 148 and F-36 to conform.
       Further, please tell us and enhance the description of proceeds of amounts due to related party and repayments of amount due to related party, to clarify the nature of the underlying activity considering revised disclosures to separately present crypto activities for revenue, costs and expenses, loan borrowings and repayments, collateral receipts and remittances and BTC loan interest receipts and remittances.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Crypto Assets
cc:   Brian V. Breheny, Esq.